UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________.

Commission file number:  1-644

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COLGATE-PALMOLIVE COMPANY EMPLOYEES SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLGATE-PALMOLIVE COMPANY

300 PARK AVENUE, NEW YORK, NY 10022

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Index to Financial Statements

Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020	4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2021	5

Notes to Financial Statements	6

Signatures	18

Supplemental Schedule:

Schedule of Assets (held at end of year) as of December 31, 2021	Schedule H

All other schedules were omitted as they are not applicable or not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended and applicable regulations issued by the Department of Labor.

Exhibit:

23.1	Consent of Grant Thornton LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants and Employee Relations Committee
Colgate-Palmolive Company Employees Savings and Investment Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Colgate-Palmolive Company Employees Savings and Investment Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental information
The supplemental schedule of assets (held at end of year) as of December 31, 2021 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP
We have served as the Plan’s auditor since 2007.

New York, New York
June 28, 2022

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2021 and 2020
(Dollars in thousands)

	2021	2020
Assets
Investments:
Plan’s interest in the Colgate-Palmolive Savings & Investment Plans Master Trust	$2,503,962	$2,284,224
Investments at fair value	895,323	1,005,901
Receivables:
Employer contributions receivable	756	704
Participant contributions receivable	1,672	1,666
Notes receivable from participants	11,354	12,388
Total receivables	13,782	14,758
Total assets	3,413,067	3,304,883

Liabilities
Long-term note payable to Colgate-Palmolive Company	363	668
Accrued interest on note payable	10	7
Total liabilities	373	675
Net assets available for benefits	$3,412,694	$3,304,208

The accompanying notes are an integral part of these financial statements.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2021
(Dollars in thousands)

Additions
Net investment income:
Dividends	1,887
Depreciation in the fair value of investments, net	(9,194)
Change in Plan’s interest in the Colgate-Palmolive Savings & Investment Plans Master Trust	295,395
Net investment income	288,088

Contributions:
Employer contributions	32,532
Participant contributions	54,018
Total contributions	86,550

Interest income on notes receivable from participants	469

Total additions	375,107

Deductions
Administrative expenses	(2,869)
Distributions to participants	(263,731)
Interest expense on note payable	(21)
Total deductions	(266,621)

Increase in net assets available for benefits	108,486
Net assets available for benefits – beginning of year	3,304,208
Net assets available for benefits – end of year	$3,412,694

The accompanying notes are an integral part of these financial statements.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
(Dollars in thousands, except as indicated)

1.    Description of the Plan

The Colgate-Palmolive Company Employees Savings and Investment Plan (the “Plan”) is a defined contribution plan sponsored by Colgate-Palmolive Company (the “Company”). The Plan is subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is also an employee stock ownership plan (“ESOP”). State Street Global Advisors (the “ESOP Trustee”), a division of State Street Bank & Trust Company, is the trustee of Funds D and E (the “ESOP Shares Trust”). The Bank of New York Mellon is the trustee of the remaining funds (which are contained within the Colgate-Palmolive Savings & Investment Plans Master Trust (the “Master Trust”)), and the custodian of the Plan. The recordkeeper of the Plan is Alight Solutions LLC.
Except as noted below, the Plan offers programs which include an employer match, a success sharing program, a retirement contribution program, a bonus savings account program, an income savings account program and a retiree insurance program. The provisions below, applicable to the Plan participants, provide only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Employees eligible to participate in the Plan must meet certain minimum hourly service requirements and be at least 18 years old. Employees are eligible upon hire to participate in the Plan.

As of December 31, 2021, the Plan maintained the following funds (all through the Master Trust except Funds D and E):

Name of Fund	Description of the type of investment
Short Term Fixed Income Fund	Guaranteed investment contracts and cash reserve funds
Colgate Common Stock Fund (Fund B)	Colgate-Palmolive Company Common Stock and cash reserve funds
Colgate Common Stock Fund (Fund D)	Colgate-Palmolive Company Common Stock (the ESOP Shares Trust)
Colgate Common Stock Fund (Fund E)	Colgate-Palmolive Company Common Stock (the ESOP Shares Trust)
Vanguard Wellington Fund	Equity and fixed income securities where common stocks represent 60% to 80% of the fund’s total assets
Vanguard Institutional Index Fund	Equity securities included in the S&P 500 Index in proportion to their weighting in the index
American Funds EuroPacific Growth Fund	Primarily invests in stocks of companies in Europe and the Pacific Basin
Baird Core Plus Bond Fund	Primarily invests its assets in a diversified portfolio of U.S. government, corporate, mortgage and asset-backed securities
Neuberger Berman Genesis Fund	Primarily invests in stocks of companies with total market value of less than $1.5 billion at the time of the initial investment
Vanguard Extended Market Index	Invests in approximately 3,000 small and mid-cap stocks which account for about one-fourth of the market cap of the U.S. stock market
T. Rowe Price Growth Stock Strategy	Primarily invests its assets in the common stock of a diversified group of growth companies
Diamond Hill Large Cap Value Fund	Primarily invests at least 80% of its assets in large capitalization companies, defined as companies with a market capitalization of $5 billion or more
BlackRock LifePath Funds	Funds whose investment mix across a range of asset classes becomes more conservative as the target or maturity date approaches

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

Employee Stock Ownership Plan

In 1989, the Company expanded its Employee Stock Ownership Plan (“ESOP”) through the introduction of a leveraged ESOP that funds certain benefits for employees who have met eligibility requirements.
During 2000, the ESOP entered into a loan agreement with the Company under which the benefits for the ESOP may be extended through December 2035. Repayments of principal and interest are funded through future contributions and dividends on stock held by ESOP Fund D, both paid by the Company to the ESOP. In addition, the Company guaranteed minimum funding of $130,000, on a present value basis, in excess of debt service requirements.

As of December 31, 2021 and 2020, the ESOP had outstanding loans from the Company of $363 and $668, respectively, bearing an average interest rate of 5.7% per year. During 2021, the Company did not make any contributions to the ESOP.

Dividends on stock held by ESOP Fund D are paid to the ESOP and, together with cash contributions from the Company, (a) are used by the ESOP to repay principal and interest on the long-term notes, (b) are credited to participant accounts, or (c) prior to July 1, 2021, were used to fund basic and additional basic retirement contributions.

A portion of the ESOP Fund D shares are released periodically for allocation to participants based on the ratio of debt service for the period to total debt service over the remaining scheduled life of all ESOP debt. As of December 31, 2021, 9,559,255 common shares (valued at $815,787) were released and allocated to participant accounts and 731,412 common shares (valued at $62,419) were available for future release and allocation to participant accounts. As of December 31, 2020, 10,454,105 common shares (valued at $893,931) were released and allocated to participant accounts and 1,091,845 common shares (valued at $93,364) were available for future release and allocation to participant accounts. The released ESOP shares are allocated to fund the employer portion of the various Plan programs described below.

Savings Program

Participant Contributions

Under the Savings Program, employees generally can contribute to the Plan between 1% and 25% of their recognized earnings (the greater of total compensation paid during the previous calendar year minus items such as reimbursement of moving expenses and special awards, or regular salary as of the most recent January 1, plus commissions and bonuses paid in the prior year). Effective January 1, 2022, the Plan has been amended to change the definition of eligible compensation from recognized earnings to current-year eligible earnings for all contributions. Employees who are not “highly compensated”, as defined by the Internal Revenue Code of 1986, as amended (“IRC”), may contribute any combination up to 25% of their recognized earnings on either a before-tax (subject to certain IRC limitations) or after-tax basis. Employees who are highly compensated may contribute as follows: those employees whose 2021 recognized earnings were less than $165.0 were limited to 16% of their recognized earnings, those employees whose 2021 recognized earnings were between $165.0 and $289.9 were limited to 12% of their recognized earnings and those employees whose 2021 recognized earnings equaled or exceeded $285.0 were limited to 8% of their recognized earnings. Participants may generally begin, suspend or resume contributions, change their contribution rate and the allocation of their contributions between before-tax and after-tax earnings on a daily basis. Plan participants are always fully vested in their contributions and related investment earnings. Under the IRC, the maximum allowable pre-tax contribution for participants was $19.5 for 2021. Participants who are expected to reach or are over the age of 50 during the Plan year and have made the maximum before-tax contribution are eligible to make additional catch-up contributions. Under the IRC, the maximum allowable catch-up contribution was $6.5 for 2021 on a pre-tax basis.

Employees may direct the investment of participant contributions to any of the Plan’s investment funds, other than Funds D and E, and may change how these contributions will be invested when allocated on a daily basis. Participants may, on a daily basis, diversify / transfer their participant account balances among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

Company Matching Contributions

The Company and wholly-owned subsidiaries to which the Plan has been extended, make matching contributions of 50% to 75% of employee contributions up to 6% of recognized earnings, depending on years of service and collective bargaining agreements. Company matching contributions are invested in the same manner as employee elections for investment of their participant contributions. Contributions made are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E. Participants are 50% vested in their Company matching contribution accounts after two years of service and fully vested after three years of service or, if while active, they reach age 55, become permanently disabled, or die, or in the event of Plan termination.

Incoming Rollovers

The Plan permits incoming rollovers of before-tax money from Section 403(b) plans and governmental Section 457 plans, as well as both before-tax and after-tax money from other companies’ qualified plans. Participants may direct the investment of an incoming rollover to any of the Plan’s investment funds, other than Funds D and E. Participants may, on a daily basis, diversify / transfer their rollover balances among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E.

Company Retirement Contributions Program

All eligible employees generally receive Basic Retirement Contributions (“BRCs”) and Additional Basic Retirement Contributions (“ABRCs”) of 4% to 15% of recognized earnings depending on years of service and prior eligibility status in the Company’s Employees’ Retirement Income Plan. Unless provided for by a collective bargaining agreement, employees of Hill’s Pet Nutrition, Inc. who are covered by such agreement(s) are not eligible for these Company retirement contributions. Effective as of January 1, 2020, executive employees will no longer receive allocations of shares for ABRCs in the Plan.

Effective July 1, 2021, Company retirement contributions are allocated to the Plan’s investment funds in the same manner as employee elections for investment of their own contributions. Prior to July 1, 2021, participating employees could direct the investment of Company retirement contributions among any of the Plan’s investment funds, other than Fund E, regardless of the election made for their own contributions. These Company retirement contributions are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan, although participants cannot make transfers into Fund D or E. Participants are 50% vested in their account after two years of service and fully vested after three years of service, or if while active, they reach age 55, become permanently disabled, or die, or in the event of Plan termination.

Success Sharing Program

The Success Sharing Program is designed to enable the Company to share its financial success with employees. Under the Success Sharing Program, a Success Sharing Account (“SSA”) has been established within the Plan for each eligible employee. As the Company meets or exceeds annual financial targets, shares of common stock are allocated to employee accounts according to a predetermined formula. This program is generally available to all employees in the United States who are participants in the Plan and are on the payroll from at least June 30 through the last day of the year. If the individual is eligible but was not employed for the entire year, the allocation will be prorated. Employees are at all times fully vested in the value of their SSA. Any allocation is initially credited to Fund D. Participants may, on a daily basis, immediately upon allocation, diversify their SSA among any of the Plan’s investment funds, although participants cannot make transfers into Funds D and E.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

Bonus Savings Account Program

The Bonus Savings Account (“BSA”) Program was designed to enable each eligible employee to receive an allocation representing all or a portion of his/her bonus in common stock. Prior to 2021, under this program, a BSA allocation was credited to each eligible employee’s BSA established within the Plan. After 2020, no BSA allocation will be made to any employees. Employees are at all times fully vested in the value of their BSA and may elect to withdraw the balance of this account from the Plan immediately or at a later date. Any allocation was initially credited to Fund D. BSA balances are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E.

Income Savings Account Program

The Income Savings Account (“ISA”) Program was designed to enable each eligible employee to receive an allocation representing a portion of his/her income in the form of common stock. Prior to 2017, under this program, an ISA allocation of common stock was made each year to each eligible employee’s ISA. In 2017, allocations were made only for employees who were members of one of the Hill’s Pet Nutrition, Inc. participating unions, who were participants in the Plan, and who had at least five years of service as of July 2, 2017. After 2017, no ISA allocations will be made to any employees. Employees are at all times fully vested in the value of their ISA and may elect to withdraw the balance of this account from the Plan immediately or at a later date. Any allocation was initially credited to Fund D. ISA balances are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E.

Retiree Insurance Program

The Retiree Insurance Program was designed to provide funds that could be used by employees to purchase health and life insurance upon retirement. Under the Retiree Insurance Program, a Retiree Insurance Account (“RIA”) was established within the Plan for each eligible employee. Prior to September 1, 2010, shares from the Colgate Employer Common Stock Fund were allocated to each eligible employee’s RIA. Effective September 1, 2010, the Company only makes allocations into an RIA for employees who are members of one of the Hill’s Pet Nutrition, Inc. participating unions. Allocations are based upon the schedule that was in place as of the Plan year 2009. Participants are 50% vested in their RIA after two years of service and fully vested after three years of service, or if while active, reach age 55, become permanently disabled, die, or in the event of Plan termination. RIA allocations are made in the form of common stock to Fund D and are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E. Employees are entitled to the value of the vested amount of their RIA upon resignation, termination or retirement.

Participant Accounts

Each participant account may be credited with the types of allocations described above as well as allocations of fund earnings or losses, and expenses. Depending on fund elections, certain participant investment accounts are also charged with monthly investment service fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Distributions

Participating employees can receive a distribution from the Plan due to retirement, permanent disability, termination or death. Unvested balances will be forfeited in the event of termination. In service withdrawals are available as specified by the Plan. Participants who have terminated employment and reached age 72 (age 70½, if the participant attained age 70½ prior to 2020) are required to take certain minimum required distributions in accordance with the terms of the Plan and applicable law.

Forfeitures

After the earlier of the distribution of the terminated participant’s vested account balances or the fifth anniversary of the participant’s termination, nonvested account balances become available to the Company to reduce future Company

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

contributions and/or to pay for administrative expenses incurred by the Plan. The forfeiture balance as of December 31, 2021 and 2020 totaled $59 and $32, respectively. During 2021, the Company used $918 of forfeitures to reduce Company contributions.

Notes Receivable From Participants

Participants who have $1 or more in the Plan may borrow from the total of their fund accounts a minimum of $0.5 up to a maximum equal to the lesser of $50 (subject to certain offsets for prior loans) or 50% of their vested balance, subject to certain exclusions. Generally, participants are allowed to have one ordinary loan and one loan related to the purchase of a principal residence outstanding at any time. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest equal to the prime rate as listed in The Wall Street Journal on the 15th business day of the month immediately prior to the month in which the loan was requested. Principal and interest are paid ratably via payroll deductions. Loan terms range from 1 to 15 years. Loans outstanding at December 31, 2021 had interest rates ranging from 3.3% to 8.3% and maturities through 2036. Loans outstanding at December 31, 2020 had interest rates ranging from 3.3% to 8.3% and maturities through 2035.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the Employee Relations Committee of the Company (the “Committee”) shall compute and distribute the value of the accounts of the participants.

CARES Act Provisions

On March 27, 2020, in response to COVID-19, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law. The CARES Act permits qualified Plan participants to withdraw penalty-free distributions of up to $100,000 during 2020 (which may be repaid to the Plan within three years of the distribution), allows for certain participant loan repayments to be delayed up to one year, and waives required minimum distributions for 2020. The Plan administrator elected to adopt these provisions of the CARES Act and has amended the Plan pursuant to the regulations.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants

Participant loans are stated at cost plus accrued interest. Interest income is recorded on an accrual basis. No allowances for credit losses have been recorded as of December 31, 2021 and 2020. Delinquent loans are reclassified as distributions to participants based upon the terms defined in the Plan document.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

Interest in Master Trust

Certain investments of the Plan are maintained through the Master Trust. The Plan participates in the Master Trust along with the Colgate-Palmolive Puerto Rico Savings and Investment Plan. The value of the Plan’s interest in the Master Trust is based on the beginning value of the Plan’s interest in the Master Trust plus actual contributions and allocated net investment income (loss) less actual distributions and allocated administrative expenses. The Plan’s allocated share of investment activities is based upon each plan’s participation in investment options within the Master Trust.

Investment Valuation and Income Recognition

Investments maintained by the Master Trust, other than investments in common/collective trust funds and guaranteed investment contracts (“GICs”), are stated at fair value based on quoted market prices or as otherwise determined by the Bank of New York Mellon, the Master Trust custodian. Common/collective trust funds are stated at fair value using the net asset value (“NAV”) per unit in each fund. The NAV is based on the fair value of the underlying investments owned, minus its liabilities, divided by the number of shares outstanding. The liabilities, which are primarily investment management fees due, are included as part of the Plan’s interest in the Master Trust in the Statements of Net Assets Available for Benefits.

Through the Master Trust, the Plan maintains fully benefit-responsive GICs with insurance companies, banks and other financial institutions. The GICs represent investments that have fixed income securities paired with benefit-responsive wrap contracts. Wrap contracts are issued by high-quality financial institutions with primarily the following objectives: to provide a fixed rate of interest for a specified period of time and to enable the fund to pay participant-initiated withdrawals at book value.

Except as more fully discussed below, GICs are accounted for at contract value.

In certain circumstances, the amount withdrawn from the GICs would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Plan elects to withdraw from a contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the contract issuer’s underwriting criteria for issuance of a similar contract. Such circumstances, resulting in the payment of benefits at market value rather than contract value, are not considered probable of occurring in the foreseeable future.

The contract issuer could terminate the contract upon short notice at the fair value of the underlying investments in certain circumstances, including the Plan’s loss of its qualified status, uncorrected material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.

Purchases and sales are recorded on a trade-date basis. Net appreciation or depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividend income is recorded on the ex-dividend date. The Plan’s interest in the net investment income (loss) of the Master Trust includes the Plan’s share of gains and losses on investments bought and sold as well as held during the year by the Master Trust and its share of interest and dividends earned by the Master Trust and is included in the Statements of Changes in Net Assets Available for Benefits.

Benefit Payments Recognition

Benefits paid directly to participants are recorded when paid.

Administration

The Plan is administered by the Committee for the benefit of the Plan participants and their beneficiaries. Administrative expenses are paid by the Plan.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

3.Tax Status

The Company has obtained a favorable determination from the IRS in a letter dated August 4, 2017 regarding the Plan’s qualified status. The Plan has been amended since the amendments considered under the determination letter. However, the Committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4.    Plan’s Interest in Master Trust

The Plan’s investments are part of the Master Trust and the custodian of the Plan is the Bank of New York Mellon. The Master Trust also holds the assets of the Colgate-Palmolive Puerto Rico Savings and Investment Plan. The Plan’s custodian and recordkeeper maintain a separate account for the associated Plan assets and liabilities held within the Master Trust.
As of December 31, 2021 the Master Trust held investments in Colgate-Palmolive Company Common Stock, mutual funds, cash reserve funds, separately managed account funds, GICs and common/collective trust funds. Refer to Note 1, Description of the Plan for additional discussion on the types of investments held within the Master Trust.

The value of the Plan’s interest in the Master Trust is based on the beginning value of the Plan’s interest in the Master Trust plus actual contributions and allocated net investment income (loss) less actual distributions and allocated administrative expenses. The Plan’s allocated share of investment activities is based upon each plan’s participation in investment options within the Master Trust.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

The following table presents the investments and other assets and liabilities of the Master Trust and the Plan’s interest in the Master Trust as of December 31, 2021:

	Net Assets as of December 31, 2021
	Master Trust	Plan’s Interest in Master Trust
Investments in the Master Trust
Colgate-Palmolive Company Common Stock	$337,744	$330,943
Mutual funds	1,154,115	1,151,030
Cash reserve funds	17,712	17,653
Separately managed account fund	251,043	251,042
Investments in the fair value hierarchy	1,760,614	1,750,668
Investments measured at net asset value	553,210	548,907
Investments at contract value	204,512	204,365
Total investments	2,518,336	2,503,940
Receivables	1,733	1,732
Total assets	2,520,069	2,505,672

Payables	1,711	1,710
Total	$2,518,358	$2,503,962

The following table presents the investments and other assets and liabilities of the Master Trust and the Plan’s interest in the Master Trust as of December 31, 2020:

	Net Assets as of December 31, 2020
	Master Trust	Plan’s Interest in Master Trust
Investments in the Master Trust
Colgate-Palmolive Company Common Stock	$352,131	$345,225
Mutual funds	981,036	978,408
Cash reserve funds	8,439	8,410
Separately managed account fund	251,972	251,972
Investments in the fair value hierarchy	1,593,578	1,584,015
Investments measured at net asset value	479,862	476,910
Investments at contract value	221,517	221,319
Total investments	2,294,957	2,282,244
Receivables	2,489	2,451
Total assets	2,297,446	2,284,695

Payables	472	471
Total	$2,296,974	$2,284,224

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

The following table presents net investment income (loss) for the Master Trust for the year ended December 31, 2021:

Master Trust net investment income (loss):	For the Year Ended December 31, 2021
Interest	$4,503
Dividends	22,674
Appreciation in the fair value of investments, net	250,974
Master Trust net investment income	$278,151

The Plan’s interest in the net investment income of the Master Trust for the year ended December 31, 2021 was $295,395.

5.     Investments and Fair Value Measurements

Fair Value Measurements

The Plan uses available market information and other valuation methodologies in assessing the fair value of financial instruments. Judgment is required in interpreting market data to develop the estimates of fair value and, accordingly, changes in assumptions or the estimation methodologies may affect the fair value estimates.

Assets and liabilities carried at fair value are classified as follows:

Level 1:	Based upon quoted market prices in active markets for identical assets or liabilities.

Level 2:	Based upon observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:	Based upon unobservable inputs reflecting the reporting entity’s own assumptions.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies used for Plan assets are as follows:

Colgate-Palmolive Company Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the NAV of units held by the Plan at year end based upon quoted market prices. The investments provide daily redemptions by the Plan with no advance notice requirements, and have redemption prices that are determined by the fund’s NAV per unit as of the redemption date.

Cash reserve funds: Valued at cost, which approximates fair value. The funds have no restrictions from redemption.

Separately managed account funds: Valued based on the fair values of the underlying securities, which are valued using quoted prices on the active market on which the individual securities are traded.

Common/Collective trust funds: Valued using the NAV practical expedient per unit in each fund. The NAV practical expedient is based on the value of the underlying investments owned by each trust, minus its liabilities, divided by the number of shares outstanding. The investments provide daily redemptions by the Plan with no advance notice requirements, and have redemption prices that are determined by the fund’s NAV practical expedient per unit as of the redemption date.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

The following table presents the level of valuation input, as applicable, for the Master Trust investments measured at fair value at December 31, 2021:

	Level 1	Total
Investments in the Master Trust
Colgate-Palmolive Company Common Stock	$337,744	$337,744
Mutual funds	1,154,115	1,154,115
Cash reserve funds	17,712	17,712
Separately managed account funds	251,043	251,043
Investments in the fair value hierarchy	1,760,614	1,760,614
Investments measured at net asset value(1)	—	553,210
Investments in the Master Trust, at fair value	1,760,614	$2,313,824
(1) Consists of Common/Collective trust funds.

The following table presents the level of valuation input, as applicable, for the Master Trust investments measured at fair value at December 31, 2020:

	Level 1	Total
Investments in the Master Trust
Colgate-Palmolive Company Common Stock	$352,131	$352,131
Mutual funds	981,036	981,036
Cash reserve funds	8,439	8,439
Separately managed account funds	251,972	251,972
Investments in the fair value hierarchy	1,593,578	1,593,578
Investments measured at net asset value(1)	—	479,862
Investments in the Master Trust, at fair value	$1,593,578	$2,073,440
(1) Consists of Common/Collective trust funds.

Investments not in the Master Trust, consisting of Colgate-Palmolive Company Common Stock of $893,413 and $1,004,063 and Cash reserve funds of $1,910 and $1,838 at December 31, 2021 and 2020, respectively, are valued using Level 1 inputs.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

6.    ESOP Shares Trust

Information about the total assets and liabilities and changes relating to the investments maintained in Funds D and E is as follows:

	December 31,
	2021	2020
Assets:
Fixed income liquid reserve fund	$1,910	$1,838
Colgate-Palmolive Company Common Stock	893,413	1,004,063
Interest receivable	—	—
Total assets	895,323	1,005,901
Liabilities:
Long-term note payable to Colgate-Palmolive Company	363	668
Accrued interest on long-term note	10	7
Total liabilities	373	675
Total	$894,950	$1,005,226

Year Ended December 31, 2021
Changes in assets and liabilities:
Dividends and interest, net of fees	$17,428
Net appreciation (depreciation) in the fair value of investments	(9,194)
Transfers to other funds	(49,295)
Interest expense on long-term note	(21)
Distributions to participants	(69,194)
Increase (decrease), net	$(110,276)

7.Reconciliation to Form 5500

At December 31, 2021 and 2020, benefit distributions that have been processed and approved for payment as of such date but not yet paid of $6 and $204, respectively, are not reflected in the financial statements. These amounts are reported as a liability on Form 5500.

8.Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks, and also may be impacted by COVID-19, which has caused significant changes in political and economic conditions around the world, including disruptions and volatility in the global capital markets. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities may occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

9.Related Party Transactions

As of December 31, 2021 and 2020, the Plan held shares of common stock of Colgate-Palmolive Company, the Plan Sponsor. Certain investments within the Employee Benefit Temporary Investment FD Fund are shares of funds managed by the Bank of New York Mellon, the trustee of the Plan (except Funds D and E) and the Master Trust. Certain cash reserve funds are shares of funds managed by the Bank of New York Mellon’s affiliate, Dreyfus. As of December 31, 2021, the Plan had $8,909 and $11,330 invested in the Employee Benefit Temporary Investment FD Fund and Dreyfus Government Cash Management Fund, respectively. As of December 31, 2020, the Plan had $6,331 and $4,529 invested in the Employee Benefit Temporary Investment FD Fund and Dreyfus Treasury Prime Fund, respectively. These transactions qualify as party-in-interest transactions that are allowable under ERISA. Administrative fees paid to Bank of New York Mellon for the twelve months ended December 31, 2021 were $400.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COLGATE-PALMOLIVE COMPANY EMPLOYEES SAVINGS AND INVESTMENT PLAN (Name of Plan)

Date: June 28, 2022	/s/ Stanley J. Sutula III
Stanley J. Sutula III
Chief Financial Officer
Colgate-Palmolive Company

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value

*	Participant loans, maturities ranging from 1 to 15 years	3.3% - 8.3%		**	$11,354

	Colgate-Palmolive Co. Common Stock
*	Fund D	10,290,667	shares	$41,821	$878,206
*	Fund E	178,201	shares	$198	$15,207
	Total Colgate-Palmolive Co. Common Stock				$893,413

	Cash Reserve Funds
*	Employee Benefit Temporary Investment Fund D	$1,635		$1,635	$1,635
*	Employee Benefit Temporary Investment Fund E	$87		$87	$87
*	Employee Benefit Temporary Investment FD	$188		$188	$188
	Total Cash Reserve Funds				$1,910

	Total Investments at fair value				$895,323

*	Plan’s interest in the Master Trust			**	$2,503,962

*	Represents a Party-In-Interest as defined by ERISA
**	Cost information is excluded, as it is not required for participant-directed investments